# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: InMode Ltd., CIK 0001742692
CUSIP: M5425M103
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001803067
Persons authorized to receive notices and communications: Anna T. Pinedo, Mayer Brown LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, (212) 506-2500

## Reporting persons
- Michael Kreindel (CIK 0001803067): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 3,114,762; shared voting power 0; sole dispositive power 3,114,762; shared dispositive power 0; aggregate amount beneficially owned 3,114,762 (5.11% of the class)
  Comment: *This calculation is based on 60,922,346 ordinary shares of the Issuer outstanding as of April 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per ordinary share
Name of issuer: InMode Ltd.
Address of issuer's principal executive offices: Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, Israel (L3), 2069206
Comment:
This Schedule 13D relates to the Ordinary Shares (the "Shares") of InMode Ltd., an Israeli company (the "Issuer"). The address of the principal executive office of the Issuer is Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, 2069206, Israel.

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report that the beneficial ownership percentage of Michael Kreindel (the "Reporting Person") has increased to exceed five percent of the Issuer's outstanding Shares. The Schedule 13D filing requirement was not triggered by any acquisition of Shares by Mr. Kreindel. Instead, the filling requirement was solely triggered as a result of a reduction of the Issuer's outstanding Shares as a consequence of its publicly announced share repurchase program. Mr. Kreindel was not made aware of his precise ownership percentage until the Issuer's transfer agent provided its monthly ownership report to the Issuer's management in April 2026. Mr. Kreindel is therefore promptly filing this required Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of the Reporting Person.
Residence or business address: The address of the principal business and the principal office of the Reporting Person is Tavor Building, Sha'ar Yokneam, P.O. Box 533, Yokneam, 2069206, Israel.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the Chief Technology Officer and member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 3,114,762 Shares of the Issuer held by the Reporting Person covered by this Schedule 13D were acquired prior to the Issuer's initial public offering ("IPO"), which was closed on August 12, 2019. The Reporting Person acquired no additional Shares in connection with the IPO or thereafter. To the extent applicable, the acquisitions of the pre-IPO Shares were funded with the personal funds of the Reporting Person. No part of the purchase price was represented by borrowed funds or other consideration obtained for the purpose of acquiring, holding, trading, or voting the securities, and there were no loans or financing arrangements involved in the transaction, with no other parties providing funds or consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as Chief Technology Officer and member of the Board of Directors of the Issuer. In such capacities, the Reporting Person may engage in communications with the Issuer's Board of Directors, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to the Issuer's operations, governance and control. In addition, in these capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

The Reporting Person acquired beneficial ownership of the Shares for investment purposes and intends to review his investment in the Issuer on a continuing basis. Accordingly, the Reporting Person may acquire additional Shares or other securities of the Issuer or sell or otherwise dispose of any or all of the Shares or other securities of the Company that the Reporting Person beneficially owns.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has
(i) sole power to vote or direct the vote: See Item 7 on the cover page(s) hereto.
(ii) shared power to vote or direct the vote: See Item 8 on the cover page(s) hereto.
(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.
(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in the Shares in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In his capacity as Chief Technology Officer and member of the Board of Directors of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including options or other equity awards, pursuant to the Issuer's 2018 Incentive Plan. Such compensation may be based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years.

## Signatures
- Michael Kreindel: /s/ Michael Kreindel, Michael Kreindel (04/09/2026)